EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. As described in Note 16, Discontinued Operations, in the notes to our condensed consolidated financial statements (unaudited) included in this report, the drybulk carriers that we owned and chartered to our customers (the “Drybulk Business”) are presented as discontinued operations.

Three months ended September 30, 2008 compared to three months ended September 30, 2007

During the three months ended September 30, 2008, we had an average of 38.1 containerships in our fleet. During the three months ended September 30, 2007, we had an average of 31.1 containerships in our fleet. We acquired two 4,253 TEU vessels the Zim Rio Grande on July 4, 2008 and the Zim Sao Paolo on September 22, 2008.

Operating Revenue

Operating revenue increased 22.0%, or $13.8 million, to $76.4 million in the three months ended September 30, 2008, from $62.6 million in the three months ended September 30, 2007. The increase was primarily a result of the addition to our fleet of nine vessels, a 4,300 TEU containership on October 9, 2007, three 4,253 TEU vessels on November 27, 2007, July 4, 2008 and September 22, 2008, respectively, and five 2,200 TEU secondhand vessels on October 2, 2007, October 15, 2007, February 11, 2008, March 18, 2008 and March 20, 2008, respectively, which collectively contributed revenues of $14.3 million during the three months ended September 30, 2008. Moreover, a 4,253 TEU containership and three 2,200 TEU containerships, which were added to our fleet on September 10, 2007, July 23, 2007, August 20, 2007 and September 5, 2007, respectively, contributed incremental revenues of $4.1 million during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

Our sale of one 5,506 TEU containership in 2008 and two 3,101 TEU containerships in 2008, reduced operating revenues by an aggregate of $4.3 million during the three months ended September 30, 2008 compared to the contribution of these vessels during the three months ended September 30, 2007. Moreover, a 5,506 TEU containership, which was sold on August 3, 2007, contributed $0.9 million less revenue during the three months ended September 30, 2008 compared to the three months ended September 30, 2007. We also had a further increase in revenues of $0.6 million attributed to higher charter rates achieved due to the re-chartering of certain vessels during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

Voyage Expenses

Voyage expenses were $1.8 million in the three months ended September 30, 2008, representing a decrease of $0.2 million, or 10.0%, from $2.0 million in the three months ended September 30, 2007.

Vessel Operating Expenses

Vessel operating expenses increased 47.1%, or $7.3 million, to $22.8 million in the three months ended September 30, 2008, from $15.5 million in the three months ended September 30, 2007. The increase was mainly due to the increase in the average number of our vessels in our fleet during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

In addition, our daily operating expenses per vessel increased by 4.3% in the three months ended September 30, 2008 compared to the three months ended September 30, 2007 due to mainly a general increase in costs experienced by the whole industry. At the same time, our daily operating expenses per vessel in the third quarter of 2008 compared to those in the second quarter of 2008 decreased by 2.9%, which was mainly attributable to the decrease of the average age of our fleet as a result of the addition of two new building vessels during the third quarter of 2008, as well as to lower lubricant expenses attributable to slow steaming and lower insurance cost.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 18.8%, or $0.3 million, to $1.9 million in the three months ended September 30, 2008, from $1.6 million in the three months ended September 30, 2007. The increase reflects higher drydocking costs incurred, which were subject to amortization during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

Depreciation

Depreciation expense increased 36.8%, or $3.5 million, to $13.0 million in the three months ended September 30, 2008, from $9.5 million in the three months ended September 30, 2007. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

General and Administrative Expenses

General and administrative expenses increased 12.0%, or $0.3 million, to $2.8 million in the three months ended September 30, 2008, from $2.5 million in the three months ended September 30, 2007. The increase was primarily a result of increased fees of $0.4 million paid to our Manager in the three months ended September 30, 2008 compared to the three months ended September 30, 2007, based on an increase in the average number of our vessels in our fleet.

Interest Expense and Interest Income

Interest expense increased by $5.2 million, or 108.3%, to $10.0 million in the three months ended September 30, 2008, from $4.8 million in the three months ended September 30, 2007. The change in interest expense was due to the increase in our average indebtedness by $1,107.5 million, to $1,856.3 million in the three months ended September 30, 2008 from $748.8 million in the three months ended September 30, 2007, partially offset by the financing of our extensive new-building program, which resulted in interest capitalization of $12.6 million for the three months ended September 30, 2008 as opposed to $6.1 million of capitalized interest for the three months ended September 30, 2007.

Interest income increased by $0.8 million, to $1.9 million in the three months ended September 30, 2008, from $1.1 million in the three months ended September 30, 2007. The increase in interest income is mainly attributed to higher average cash deposits during the three months ended September 30, 2008 as opposed to the three months ended September 30, 2007, partially offset by lower interest rates.

Restricted cash increased by $288.7 million, to $323.0 million as of September 30, 2008, from $34.3 million as of September 30, 2007. The increase in restricted cash is attributed to $282.0 million additional cash which we raised through our revolving credit facilities during the third quarter of 2008. These funds are now designated to finance certain of our new-buildings and will be gradually utilized to fund progress payments of these new-buildings up to their deliveries through the second quarter of 2010.

Other Income/(Expense), Net

Other income/(expense), net, was $0.8 million for the three months ended September 30, 2008, compared to $(1.6) million in the three months ended September 30, 2007, a $2.4 million change. This difference was mainly due to a loss of $1.0 million related to foreign currency revaluation reported in the three months ended September 30, 2007, which did not occur during the three months ended September 30, 2008 and a gain of $0.5 million related to the early termination of forward contracts during the three months ended September 30, 2008.

Other Finance Costs, Net

Other finance costs, net, decreased by $0.3 million, to $0.4 million in the three months ended September 30, 2008, from $0.7 million in the three months ended September 30, 2007. The decrease was primarily the result of lower drawdown fees related to our credit facilities in the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

During the nine months ended September 30, 2008, we had an average of 37.3 containerships in our fleet. During the nine months ended September 30, 2007, we had an average of 31.0 containerships in our fleet. We took delivery of three 2,200 TEU containerships on February 11, 2008, March 18, 2008 and March 20, 2008, respectively and two 4,253 TEU containerships on July 4, 2008 and September 22, 2008, respectively. We also sold one 5,506 TEU containership in our fleet on January 15, 2008 and two 3,101 TEU containerships on January 25, 2008 and May 20, 2008, respectively.

Operating Revenue

Operating revenue increased 17.4%, or $32.7 million, to $220.2 million in the nine months ended September 30, 2008, from $187.5 million in the nine months ended September 30, 2007. The increase was primarily a result of the addition to our fleet of nine vessels, a 4,300 TEU containership on October 9, 2007, three 4,253 TEU vessels on November 27, 2007, July 4, 2008 and September 22, 2008, respectively, and five 2,200 TEU secondhand vessels October 2, 2007, October 15, 2007, February 11, 2008, March 18, 2008 and March 20, 2008, respectively, which collectively contributed revenues of $35.3 million during the nine months ended September 30, 2008. Moreover, two 4,253 TEU containerships and three 2,200 TEU containerships, which were added to our fleet on March 12, 2007, on September 10, 2007, on July 23, 2007, on August 20, 2007 and on September 5, 2007, respectively, contributed incremental revenues of $19.4 million during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Our sale of three 5,506 TEU containerships in 2007, one 5,506 TEU containership in 2008 and two 3,101 TEU containerships in 2008, reduced operating revenues by an aggregate of $21.8 million during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Voyage Expenses

Voyage expenses were $5.9 million in the nine months ended September 30, 2008, representing an increase of $0.5 million or 9.3%, from $5.4 million in the nine months ended September 30, 2007. The increase was mainly a result of increased bunker costs of $0.7 million, attributed to the repositioning of two of our vessels during the second quarter of 2008. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 39.7%, or $18.5 million, to $65.1 million in the nine months ended September 30, 2008, from $46.6 million in the nine months ended September 30, 2007. The increase was due to the increase in the average number of our vessels in our fleet during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Our daily operating expenses per vessel increased by 2.8% in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007. The increase was mainly due to higher crew wages partially offset by lower lubricant expenses attributed to slow steaming and lower insurance cost.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 20.5%, or $0.9 million, to $5.3 million in the nine months ended September 30, 2008, from $4.4 million in the nine months ended September 30, 2007. The increase reflects higher drydocking costs incurred, which were subject to amortization during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Depreciation

Depreciation expense increased 27.8%, or $8.1 million, to $37.2 million in the nine months ended September 30, 2008, from $29.1 million in the nine months ended September 30, 2007. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Gain / (loss) on sale of vessels

The gain on sale of vessels for the nine months ended September 30, 2008, reflects the sale of the APL Belgium, the Winterberg and the Maersk Constantia for $44.5 million, $11.2 million and $15.8 million, respectively, resulting in an aggregate net gain of $14.9 million.

General and Administrative Expenses

General and administrative expenses increased 17.8%, or $1.3 million, to $8.6 million in the nine months ended September 30, 2008, from $7.3 million in the nine months ended September 30, 2007. The increase was mainly a result of increased fees of $1.0 million paid to our Manager in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007, based on an increase in the average number of our vessels in our fleet. In addition, various administrative expenses were higher by $0.3 million in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.

Interest Expense and Interest Income

Interest expense increased by $10.6 million, or 73.1%, to $25.1 million in the nine months ended September 30, 2008, from $14.5 million in the nine months ended September 30, 2007. The change in interest expense was due to the increase in our average indebtedness by $909.3 million to $1,603.2 million in the nine months ended September 30, 2008 from $693.9 million in the nine months ended September 30, 2007, partially offset by the financing of our extensive new-building program, which resulted in interest capitalization of $35.4 million for the nine months ended September 30, 2008 as opposed to $13.1 million of capitalized interest for the nine months ended September 30, 2007.

Interest income increased by $0.2 million, or 5.4%, to $3.9 million in the nine months ended September 30, 2008, from $3.7 million in the nine months ended September 30, 2007. The increase in interest income is mainly attributed to higher average restricted cash deposits, partially offset by lower interest rates during the nine months ended September 30, 2008 as opposed to the nine months ended September 30, 2007.

Restricted cash increased by $288.7 million, to $323.0 million as of September 30, 2008, from $34.3 million as of September 30, 2007. The increase in restricted cash is attributed to $282.0 million additional cash which we raised through our revolver credit facilities during the third quarter of 2008. These funds are now designated to finance certain of our new buildings and will be gradually utilized to fund progress payments for these new buildings up to their deliveries through the second quarter of 2010.

Other Income/(Expense), Net

Other income/(expense), net, was $0.7 million for the nine months ended September 30, 2008 compared to $(4.5) million for the nine months ended September 30, 2007, a $5.2 million change. This change was mainly due to a $3.5 million loss relating to foreign currency revaluations for the nine months ended September 30, 2007, which did not occur during the nine months ended September 30, 2008 and a gain of $0.5 million related to the early termination of forward contracts during the three months ended September 30, 2008.

Discontinued Operations

Although we did not conduct any discontinued operations during the nine months ended September 30, 2008, we recorded an expense of $1.6 million for the nine months ended September 30, 2008, mainly attributed to an expense of $1.5 million recorded in the second quarter of 2008 following the adverse outcome of a lawsuit regarding the operation of one of our drybulk vessels sold in May 2007. During the nine months ended September 30, 2007, there was net income from discontinued operations of $92.2 million. As discussed in Note 16, Discontinued Operations, in our condensed consolidated financial statements (unaudited) included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and proceeds from our initial public offering in October 2006.  Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards and environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses and dividend payments to our shareholders. Our medium-term liquidity needs primarily relate to the purchase of the 32 additional containerships for which we have contracted and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $2.4 billion as of September 30, 2008. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, cash from operations and debt and, possibly, equity financings. We believe that currently secured sources of funds, such as our current liquidity and our contracted revenue together with our senior revolving credit facilities with Royal Bank of Scotland and Aegean Baltic Bank and HSH Nordbank, along with our new credit facilities with Emporiki Bank, Credit Suisse, Deutsche Bank, Fortis Bank-Lloyds TSB-National Bank of Greece and Deutsche Schiffsbank-Credit Suisse-Emporiki Bank, will be sufficient to meet our currently projected liquidity needs through the end of 2009.

Restricted cash increased by $276.8 million, to $323.0 million as of September 30, 2008, from $46.2 million as of December 31, 2007. The increase in restricted cash is mainly attributed to $282.0 million additional cash which we raised through our revolving credit facilities during the third quarter of 2008. These funds are now designated to finance certain of our new-buildings and will be gradually utilized to fund progress payments of these new-buildings up to their deliveries through the second quarter of 2010.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. We used the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters during 2007, after which we account for the drybulk carriers we had owned since 2002 as discontinued operations.

The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the nine months ended September 30, 2008 and 2007:

	Combined Containership and Drybulk Carrier Fleet		Discontinued Operations		Continuing Operations
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007	2008	2007
			(In thousands)
Net cash provided by operating activities	$101,216	$114,387	$—	$4,598	$101,216	$109,789
Net cash (used in)/provided by investing Activities	(404,610)	(199,577)	—	142,301	(404,610)	(341,878)
Net cash provided by/(used in) financing activities*	306,394	117,637	—	(146,899)	306,394	264,536

*    Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the eight containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet’s proportional contribution to our cash flows from operating activities had been decreasing mainly as a result of the growth of our containership fleet.

Net cash from investing activities attributed to the discontinued operations was zero during the nine months ended September 30, 2008. Net cash from investing activities attributed to the discontinued operations was $142.3 million during the nine months ended September 30, 2007, representing the sale proceeds from the sale of six drybulk carriers, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the Achilleas. Net cash from financing activities attributed to the drybulk carrier fleet was zero during the nine months ended September 30, 2008. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during the nine months ended September 30, 2007.

Under our multi-year charters as of September 30, 2008, we had contracted revenues of $78.6 million for the remainder of 2008, $342.0 million for 2009 and, thereafter, approximately $6.6 billion.

We currently intend to pay a quarterly dividend of $0.465 per share, or $1.86 per share per annum.  Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share, $0.465 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007, February 14, 2008, May 14, 2008 and August 20, 2008 respectively, and we declared a dividend of $0.465 per share on October 24, 2008 payable on November 19, 2008 to all shareholders of record as of November 5, 2008.

As of November 6, 2008, we had approximately $1.0 billion of available funds, including restricted cash designated to fund new-building progress payments and undrawn availability under our credit facilities.

Cash Flows

The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our condensed consolidated statement of cash flows included elsewhere in this report.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 11.5%, or $13.2 million, to $101.2 million in the nine months ended September 30, 2008 compared to $114.4 million in the nine months ended September 30, 2007. The decrease was primarily the result of an one off cash benefit relating to lease arrangements that took place in 2007, refer to Note 9, Lease Arrangements and  the increase in the payments for drydockings in the nine months ended September 30, 2008 as opposed to the same period in 2007, partially offset by increased cash received from operations in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 due to the increase in the average number of vessels in our fleet.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $205.0 million, to $404.6 million in the nine months ended September 30, 2008 compared to $199.6 million in the nine months ended September 30, 2007. The difference reflects the funds used to acquire secondhand vessels of $93.4 million in the nine months ended September 30, 2008 as opposed to $227.1 million in the nine months ended September 30, 2007, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements (refer to Note 9, Lease Arrangements in our condensed unaudited consolidated financial statements included elsewhere in this report) that partially offset the cash used to acquire vessels, installment payments for newbuildings of $397.2 million in the nine months ended September 30, 2008 as opposed to $248.2 million during the nine months ended September 30, 2007 and proceeds from sale of vessels of $69.1 million in the nine months ended September 30, 2008 as opposed to $275.8 million in the same period of 2007.

Net Cash Provided by Financing Activities

Net cash flows provided by financing activities increased by $188.8 million, to $306.4 million in the nine months ended September 30, 2008 compared to $117.6 million in the nine months ended September 30, 2007. The increase is primarily due to the proceeds from long-term debt of $715.2 million during the nine months ended September 30, 2008 as opposed to $541.2 million in the nine months ended September 30, 2007. In addition, repayment of indebtedness was reduced to $53.0 million in the nine months ended September 30, 2008 as opposed to $318.8 million in the nine months ended September 30, 2007 and restricted cash increased by $276.8 million in the nine months ended September 30, 2008 as opposed to $31.8 million in the nine months ended September 30, 2007.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
THE ROYAL BANK OF SCOTLAND(2)	$101.4 million	$598.6 million	LIBOR + margin	Due February 20, 2012	Concerns a loan facility of up to $700.0 million for the purpose of financing existing vessels or part of our newbuilding program.

HSH NORDBANK(3)	—	$42.0 million	LIBOR + margin	Due March 2014	22 quarterly installments of $1.0 million; Balloon: $20.0 million

KEXIM(4)	—	$83.4 million	Fixed	Due November 2016	31 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-FORTIS(5)	—	$124.4 million	$115.4 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	20 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

AEGEAN BALTIC BANK-HSH NORDBANK(6)	$25.0 million	$675.0 million	LIBOR + margin	Due November 14, 2011

Concerns a loan facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

EMPORIKI BANK OF GREECE S.A. (7)	$85.8 million	$71.0 million	LIBOR + margin	The earlier of the twelfth anniversary of the last drawdown and June 30, 2021

Concerns a loan facility of up to $156.8 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment.

DEUTSCHE BANK(8)	$38.3 million	$141.7 million	LIBOR + margin	10 years from the delivery of the last Vessel, however, no later than May 31, 2019

32 consecutive quarterly installments each in the amount of $2.5 million and a final balloon payment of $100.0 million being payable together with the last such installment. The first installment is to become due on December 31, 2010.

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
CREDIT SUISSE(9)	$196.9 million	$24.7 million	LIBOR + margin	10 years from the last delivery to occur or December 31, 2019, whatever to occur earlier

28 consecutive quarterly installments amounting to $4.0 million each with the first installment due on the earlier of (i) 39 months after delivery of the last Vessel and (ii) March 31, 2013 and a final balloon installment of $109.6 million which is due together with the 28th installment.

Fortis Bank-Lloyds TSB-National Bank of Greece(10)	—	$253.2 million	LIBOR + margin	Due July 29, 2018	16 equal semi-annual installments of $8.6 million, with the first installment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

As of September 30, 2008, the following vessels in our fleet were unencumbered: the Montreal Senator (ex Pacific Bridge), the MSC Eagle (ex Eagle Express), the Asia Express and the Sederberg.

(1)	As of September 30, 2008.
(2)

Our credit facility with RBS was, as of September 30, 2008, collateralized by mortgages and other security relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the APL Confidence (ex MOL Confidence) and assigned refund guarantees related to pre-delivery installments for the HN H1022A, the HN S-456, the HN S-457, the HN S-458, the HN S-459, the HN S-460 and the HN S-461.

(3)	Our credit facility with HSH Nordbank AG was, as of September 30, 2008, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Maersk Derby.
(4)	Our KEXIM credit facility was, as of September 30, 2008, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).
(5)	Our KEXIM-FORTIS credit facility was, as of September 30, 2008, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.
(6)

Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of September 30, 2008, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the MCS Eagle, the Montreal Senator, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004.

(7)	Our Emporiki Bank of Greece credit facility was, as of September 30, 2008, collateralized by refund guarantees relating to vessels HN S4001 and HN S4002, which are currently under construction.
(8)

Our Deutsche Bank credit facility was, as of September 30, 2008, collateralized by mortgages and other security relating to the Zim Rio Grande and the Zim Sao Paolo and collateralized by refund guarantees relating to the HN 1672. We took delivery of ZIM Rio Grande on July 4, 2008 and Zim Sao Paolo on September 22, 2008, while HN 1672 was under construction as of September 30, 2008 and delivered to the Company as of November 3, 2008.

(9)	Our Credit Suisse credit facility was, as of September 30, 2008, collateralized by refund guarantees relating to vessels HN 1699, HN S4003 and HN N-214.
(10)

Our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility was, as of September 30, 2008, collateralized by mortgages and other security relating to the vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore.

Our credit facilities contain financial covenants requiring us to:

•                 maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                 ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•                 maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•                 ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•                 ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% of the our total market value adjusted assets;

•                 maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•                 maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of September 30, 2008, we were in compliance with each of these financial ratio requirements and financial covenants.

New Credit Facility

On October 31, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Deutsche Schiffsbank, Credit Suisse, and Emporiki Bank for a credit facility of up to $299.0 million in relation to pre and post-delivery financing for five new-building vessels, the HN 1698 (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and  the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the second quarter of 2010.

The interest rate on the credit facility will be LIBOR plus margin. The credit facility will be repaid in 20 equal, consecutive, semi-annual installments of $8.8 million, with the first installment due on December 31, 2011 and a final balloon payment of $123.0 million along with the final installment.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Risk

We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than those described in Note 11(c), Financial Instruments — Foreign Currency Forward Contracts with respect to expected inflows in connection with the leasing transactions of vessels in our fleet as described in Note 9, Leasing Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million were early terminated and cash settled in September 2008. These are included in the Statement of Income in “Other Income (Expenses) net”. We do not use financial instruments for trading or other speculative purposes.

Capitalization

The table below sets forth our consolidated capitalization as of September 30, 2008:

•	on an actual basis; and

•

on an as adjusted basis to reflect additional borrowings of $83.4 million in the period from October 1, 2008 to November 6, 2008 and dividend of $0.465 per common share for the third quarter of 2008 payable on November 19, 2008.

There have been no material changes to our capitalization as adjusted in the table below since September 30, 2008.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of September 30, 2008
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Current portion of secured long term debt	$32,219	$32,219
Long term secured debt, net of current portion	1,986,660	2,070,077
Total debt	2,018,879	2,102,296

Stockholders’ equity:
Common stock, par value $.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued and outstanding	546	546
Additional paid-in capital	288,577	288,577
Accumulated other comprehensive loss	(121,640)	(121,640)
Retained earnings	406,276	380,907
Total stockholders’ equity	573,759	548,390
Total capitalization	$2,592,638	$2,650,686

Recent Developments

On October 24, 2008, our Board of Directors declared a dividend of $0.465 per common share for the third quarter of 2008 payable on November 19, 2008 to all shareholders of record as of November 5, 2008.

On October 26, 2008, the Company sold and delivered the Asia Express, a 31-year old vessel, to an unrelated third party for approximately $10.2 million, resulting in a gain of $3.4 million approximately.

On November 3, 2008, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Kingston. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007	F-2

Condensed Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

	Notes	As of September 30, 2008	As of December 31, 2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$66,495	$63,495
Restricted cash	3	323,021	46,179
Accounts receivable, net		2,504	4,321
Inventories		8,028	5,761
Prepaid expenses		1,561	886
Due from related parties		8,515	4,595
Assets held for sale	17	5,967	—
Other current assets		3,886	7,751
Total current assets		419,977	132,988

NON-CURRENT ASSETS
Fixed assets, net	4	$1,293,419	$1,182,505
Advances for vessels under construction	5	1,011,943	745,534
Deferred charges, net	6	15,358	10,431
Other non-current assets	7, 11b	966	333
Total non-current assets		2,321,686	1,938,803
Total assets		$2,741,663	$2,071,791

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$11,217	$11,571
Accrued liabilities		10,838	5,816
Long-term debt, current portion	10	32,219	25,619
Unearned revenue, current portion		7,381	6,705
Other current liabilities	8a	—	1,402
Total current liabilities		61,655	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	$1,986,660	$1,330,927
Unearned revenue, net of current portion		6,666	8,310
Other long-term liabilities	8b,11a,b	112,923	56,537
Total long-term liabilities		2,106,249	1,395,774
Total liabilities		$2,167,904	$1,446,887

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $0.01, authorized and 54,557,500 common shares, par value $0.01 issued and outstanding as of September 30, 2008 and December 31, 2007)		546	546
Additional paid-in capital	14	288,577	288,530
Accumulated other comprehensive loss	15, 11a,c	(121,640)	(54,886)
Retained earnings		406,276	390,714
Total stockholders’ equity		573,759	624,904
Total liabilities and stockholders’ equity		$2,741,663	$2,071,791

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2008	2007	2008	2007

OPERATING REVENUES		$76,416	$62,643	$220,202	$187,510

OPERATING EXPENSES
Voyage expenses		(1,759)	(2,030)	(5,918)	(5,393)
Vessel operating expenses		(22,771)	(15,543)	(65,135)	(46,631)
Depreciation	4	(13,043)	(9,530)	(37,168)	(29,077)
Amortization of deferred drydocking and special survey costs	6	(1,949)	(1,600)	(5,316)	(4,438)
Bad debt expense		—	—	(181)	—
General and administration expenses		(2,781)	(2,450)	(8,614)	(7,260)
Gain/(loss) on sale of vessels	13	—	(51)	14,928	(286)
Income From Operations		34,113	31,439	112,798	94,425

OTHER INCOME (EXPENSE)
Interest income		1,921	1,118	3,861	3,677
Interest expense		(10,004)	(4,794)	(25,083)	(14,471)
Other finance costs, net		(372)	(689)	(1,648)	(1,586)
Other income (expense), net		822	(1,568)	740	(4,527)
Gain on fair value of derivatives		1,491	(12)	2,562	930
Total Other Income (Expenses), net		(6,142)	(5,945)	(19,568)	(15,977)

Net income from continuing operations		$27,971	$25,494	$93,230	$78,448
Net income/(loss) from discontinued operations		$(38)	$(3)	$(1,560)	$92,174
Net Income		$27,933	$25,491	$91,670	$170,622

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$0.51	$0.47	$1.71	$1.44
Basic and diluted net income per share (from discontinued operations)		$—	$—	$(0.03)	$1.69

Basic and diluted net income per share		$0.51	$0.47	$1.68	$3.13
Basic and diluted weighted average number of shares		54,558	54,558	54,558	54,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2008	2007
Cash Flows from Operating Activities
Net income	$91,670	$170,622

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	37,168	29,548
Amortization of deferred drydocking and special survey costs	5,316	4,540
Written off amount of drydocking and special survey	181	160
Written off amount of finance and other costs	128	284
Amortization of finance and other costs	136	124
Stock based compensation	47	—
Payments for drydocking/special survey	(8,765)	(6,071)
Gain on sale of vessels	(14,928)	(88,349)
Change in fair value of derivative instruments	(12,585)	(1,046)

(Increase)/Decrease in
Accounts receivable	1,817	897
Inventories	(2,267)	(1,302)
Prepaid expenses	(675)	581
Due from related parties	(3,920)	(5,925)
Other assets, current and long-term	4,193	(2,740)

Increase/(Decrease) in
Accounts payable	(354)	10
Accrued liabilities	5,022	(2,128)
Unearned revenue (including long-term)	(968)	(3,750)
Other liabilities, current and long-term	—	18,932
Net Cash provided by Operating Activities	101,216	114,387

Cash Flows from Investing Activities
Vessel acquisitions including advances for vessel acquisitions	(76,525)	(155,107)
Vessels under construction	(397,188)	(320,238)
Proceeds from sale of vessels	69,103	275,768
Net Cash used in Investing Activities	(404,610)	(199,577)

Cash Flows from Financing Activities
Proceeds from long-term debt	715,213	541,177
Payments of long-term debt	(53,026)	(318,844)
Dividends paid	(76,108)	(72,016)
Deferred finance costs	(2,730)	(870)
Deferred public offering costs	(113)	—
Increase of restricted cash	(276,842)	(31,810)
Net Cash provided by Financing Activities	306,394	117,637

Net Increase in Cash and Cash Equivalents	3,000	32,447
Cash and Cash Equivalents at beginning of period	63,495	43,075
Cash and Cash Equivalents at end of period	$66,495	$75,522

Supplementary Cash Flow information
Decrease in vessels’ values in respect of lease arrangements	$16,944	$—

 The accompanying notes are an integral part of these condensed consolidated financial statements.

1                                        Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998, under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders’ equity accounts as of December 31, 2006, by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $0.01 to 44,307,500 shares par value $0.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

On October 6, 2006, the Company completed its initial public offering. The Company’s common stock listed on the New York Stock Exchange.  In this respect 10,250,000 shares of common stock at par value of $0.01 were issued for $21.00 per share. The net proceeds to the Company totaled $201.3 million.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’s consolidated financial position as of September 30, 2008, the consolidated results of operations for the three and nine months ended September 30, 2008 and 2007 and the consolidated cash flows for the nine months ended September 30, 2008 and 2007. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’s Annual Report on Form 20-F for the year ended December 31, 2007. The results of operations for the three and nine months ended September 30, 2008, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The Company’s vessels operate worldwide, carrying containers for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 (“FIN 46(R)” ). A variable interest entity is defined by FIN 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.  Refer to Note 10, Long-Term Debt, which describes the arrangement under the new credit facility with Fortis Bank, Lloyds TSB and National Bank of Greece.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

1                                         Basis of Presentation and General Information (continued)

As of September 30, 2008, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Montreal Senator	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	MOL Affinity	1992	4,651
Asia Express Marine Inc.	September 10, 2008	Asia Express	1977	3,101
Sederberg Maritime Inc.	June 11, 2003	Sederberg	1978	3,101
Containers Services Inc.	May 30, 2002	Maersk Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	2004	4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	MSC Baltic	2004	8,468
Federal Marine Inc.	February 14, 2006	APL Confidence	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253

1                                         Basis of Presentation and General Information (continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Vessels under construction
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008**	4,253
Continent Marine Inc.	March 22, 2006	Hull No. 1673	2008***	4,253
Medsea Marine Inc.	May 8, 2006	Hull No. 1698	2009*	4,253
Blacksea Marine Inc.	May 8, 2006	Hull No. 1699	2009*	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	Hull No. S4001	2009*	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	Hull No. S4002	2009*	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	Hull No. S4003	2009*	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004	2009*	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005	2009*	6,500
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2010*	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2010*	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2010*	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2010*	8,530
Expresscarrier (No. 1) Corp.	March 5, 2007	Hull No. N-214	2009*	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010*	6,500
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216	2010*	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217	2010*	6,500
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218	2010*	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hull No. N-219	2009*	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010*	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010*	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010*	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010*	3,400
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2010*	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2011*	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2011*	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2011*	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2011*	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2011*	12,600
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2011*	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011*	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011*	10,100

*	Estimated completion date.
**	Delivered to the Company on November 3, 2008.
***	Scheduled to be delivered to the Company in December 2008.

2                                         Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of Statement No. 157 that were effective for Danaos Corporation for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. Statement No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 did not have an effect on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“Statement No. 141(R)”), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be the Company’s year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 141(R) on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 (“Statement No. 160”). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (“Statement No. 161”). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 161 on the Company’s consolidated financial statements.

3                                         Restricted Cash

Restricted cash was comprised of the following (in thousands):

	As of September 30, 2008	As of December 31, 2007
Retention	$71	$4,557
Restricted deposits	322,950	41,622
Total	$323,021	$46,179

Restricted deposits as of September 30, 2008, are analyzed as follows:

1.               An amount of $33.9 million is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which today stands at $135.6 million. The restricted cash amount will be reduced accordingly, so as at all times to represent 25% of the outstanding guaranteed amount.

2.               An amount of $7.05 million is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which today stands at $35.25 million. The restricted cash amount will be reduced accordingly, so as at all times to represent 20% of the outstanding / guaranteed amount.

3.               An amount of $282.0 million is deposited with Royal Bank of Scotland  represents drawn amount from our revolving credit facility for the financing of newbuildings HN 1673, HN N219, HN S4005, HN N221,and HN N222. The funds have been placed on a restricted deposit with RBS and will be released as progress payments to shipyards become due and payable.

4                                         Fixed assets, net

Vessels’ cost and accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2007	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels’ values in respect of lease arrangements (a)	(29,269)	—	(29,269)
As of December 31, 2007	$1,369,739	$(187,234)	$1,182,505
Additions from continuing operations	224,248	(37,168)	187,080
Disposals from continuing operations	(64,805)	10,906	(53,899)
Reclassified in vessels held for sale	(5,323)	—	(5,323)
Decrease in vessels’ values in respect of lease arrangements (a)	(16,944)	—	(16,944)
As of September 30, 2008	$1,506,915	$(213,496)	$1,293,419

(a)	Vessels with a cost of $373.4 million and net book value of $341.9 million on March 7, 2008, which were subject to certain leasing arrangements, are explained in Note 9, Lease Arrangements.

I.	On February 11, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Progress, built in 1998 for $30.4 million.

II.	On March 18, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Highway, built in 1998 for $31.0 million.

III.	On March 20, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Bridge, built in 1998 for $31.0 million.

IV.	On July 4, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Rio Grande, for $63.8 million.

4                                         Fixed Assets, net (continued)

V.	On September 22, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Sao Paolo, for $63.8 million.

VI.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $196.2 million as of September 30, 2008. On July 1, 2007, the Company revised the residual value of the vessels taking into consideration the appreciation of steel prices during prior years. Such appreciation affected both the 10 year average and the five year average for the scrap in such a way that the Company revised uniformly the scrap values on the basis of $300 per ton for all vessels.

5                                        Advances for Vessels under Construction

a)             Advances for vessels under construction were as follows (in thousands):

	As of September 30, 2008	As of December 31, 2007
Advance payments for vessels	$536,238	$546,859
Progress payments for vessels	428,917	175,500
Capitalized interest	46,788	23,175
Total	$1,011,943	$745,534

During the first nine months of 2008, the Company remitted the following installments:

1.                    $25.5 million in relation to construction contracts with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are November 2008 and December 2008, respectively.  The Company has agreed to charter each of these containerships under 12-year charters.

2.                    $12.8 million in relation to construction contracts with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively.  The Company has agreed to charter each of these containerships under 12-year charters.

3.                    $64.1 million in relation to a construction contract with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for three containerships (the HN S4001, the HN S4002, the HN S4003) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The expected delivery dates are April 2009, June 2009 and August 2009, respectively. The Company has agreed to charter the containerships under a 12-year charter.

4.                    $83.1 million in relation to construction contracts with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The expected delivery dates are January 2011, March 2011, May 2011, June 2011 and August 2011, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

5.                    $87.1 million in relation to construction contracts with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The expected delivery dates are January 2011, February 2011 and March 2011, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

5                                         Advances for Vessels under Construction (continued)

b)                  Advances for vessels under construction and transfers to vessels’ cost as of September 30, 2008 and December 31, 2007, were as follows (in thousands):

As of January 1, 2007	$193,016
Additions	696,752
Transfer to vessels’ cost	(144,234)
As of December 31, 2007	$745,534
Additions	397,188
Transfer to vessels’ cost	(130,779)
As of September 30, 2008	$1,011,943

6                                         Deferred Charges

Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2007	$8,315	$1,084	$9,399
Additions from continuing operations	7,592	927	8,519
Written off amounts from continuing operations	(337)	(248)	(585)
Written off amounts from discontinued operations	—	(36)	(36)
Amortization from continuing operations	(6,113)	(164)	(6,277)
Amortization from discontinued operations	(103)	—	(103)
Written off due to sale of vessels from continuing operations	(240)	—	(240)
Written off due to sale of vessels from discontinued operations	(246)	—	(246)
As of December 31, 2007	$8,868	$1,563	$10,431
Additions from continuing operations	8,765	2,843	11,608
Written off amounts from continuing operations	(181)	(128)	(309)
Reclassified to assets held for sale	(644)	—	(644)
Amortization from continuing operations	(5,316)	(136)	(5,452)
Written off due to sale of vessels from continuing operations	(276)	—	(276)
As of September 30, 2008	$11,216	$4,142	$15,358

7                                         Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of September 30, 2008	As of December 31, 2007
Fair value of swaps	$962	$—
Other non-current assets	4	333
Total	$966	$333

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

8                                         Other Current and Non-current Liabilities

a)         Other current liabilities consisted of the following (in thousands):

	As of September 30, 2008	As of December 31, 2007
Fair value of forwards	$—	$1,402

b)        Other long-term liabilities consisted of the following (in thousands):

	As of September 30, 2008	As of December 31, 2007
Fair value of swaps	$112,923	$55,307
Fair value of forwards	—	1,230
Total	$112,923	$56,537

In respect of the fair value of swaps and the fair value of forwards, refer to Note 11a, Financial Instruments – Cash Flow Interest Rate Swap Hedges and Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

9                                         Lease Arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 ½ years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company’s control.  Accordingly, the vessels continued to be recognized in the Company’s books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 ½ year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels.  In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements to 100% owned subsidiaries of the Company, and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

10                                  Long-Term Debt

Long-term debt as of September 30, 2008, consisted of the following (in thousands):

Lender	As of September 30, 2008	Current portion	Long–term portion	As of December 31, 2007	Current portion	Long–term portion
The Royal Bank of Scotland	$598,613	$6,600	$592,013	$400,000	$—	$400,000
HSH Nordbank	42,000	4,000	38,000	45,000	4,000	41,000
The Export-Import Bank of Korea (“KEXIM”)	83,378	10,369	73,009	91,154	10,369	80,785
The Export-Import Bank of Korea (“KEXIM”) & FORTIS Bank	124,359	11,250	113,109	135,609	11,250	124,359
Deutsche Bank	141,720	—	141,720
Emporiki Bank of Greece S.A.	71,000	—	71,000	—	—	—
HSH Nordbank AG and Aegean Baltic Bank	675,000	—	675,000	680,000	—	680,000
Credit Suisse	24,680	—	24,680	—	—	—
Fortis Bank - Lloyds TSB - National Bank of Greece	253,200	—	253,200	—	—	—
Fair value hedged debt	4,929	—	4,929	4,783	—	4,783
Total	$2,018,879	$32,219	$1,986,660	$1,356,546	$25,619	$1,330,927

On February 15, 2008, the Company entered into a credit facility with Emporiki Bank of Greece S.A. for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and the Hull No S4002.  As of September 30, 2008, $71.0 million was outstanding under this credit facility and $85.8 million of undrawn availability remained available to the Company for future borrowings. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment. The first installment will be payable on the earlier of the date falling 30 months from the delivery date of the second vessel mortgaged there under and December 31, 2011.

On May 9, 2008, the Company entered a credit facility with Credit Suisse for an amount equal to the lower of (i) $221.6 million and (ii) 80% of the delivered costs of three new vessels, a 4,250 TEU containership, the HN 1699, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214. As of September 30, 2008, $24.7 million was outstanding under this credit facility and $196.9 million of undrawn availability remained available to the Company for future borrowings. The interest rate on the Credit Suisse facility will be LIBOR plus margin. The credit facility will be repaid in 28 consecutive quarterly installments of $4.0 million with the first installment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final balloon payment of $109.6 million along with the final installment.

On May 30, 2008, the Company entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo and the Hull No 1672. As of September 30, 2008, $141.7 million was outstanding under this credit facility and $38.3 million of undrawn availability remained available to the Company for future borrowings. The credit facility will be repaid in 32 consecutive quarterly installments of $2.5 million, with the first installment due on December 31, 2010 and a final balloon payment of $100.0 million along with the final installment.

On July 29, 2008, the Company entered into a new credit facility of $253.2 million with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks (“Investor Bank”). With the proceeds, Investor Bank then subscribed for preference shares in Seacarriers Services Inc., Seacarriers Lines Inc., Auckland Marine Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies’ subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company’s subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

10                                  Long-Term Debt (continued)

The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying FIN 46(R) to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company’s group. Accordingly, as at September 30, 2008, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank’s net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

The Fortis credit facility will be repaid in 16 consecutive semi annual installments of $8.6 million, with the first such installment being payable on July 29, 2010 and a final balloon payment of $115.2 million on the final repayment date, on July 29, 2018. The interest rate on the Fortis Bank credit facility will be LIBOR plus margin.

11                                  Financial Instruments

a.                             Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement No. 133”) in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis.  For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

11           Financial Instruments (continued)

The interest rate swap agreements converting floating interest rate exposure into fixed, as of September 30, 2008 and December 31, 2007, were as follows (in thousands):

Counter- party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value September 30, 2008	Fair Value December 31, 2007
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07	%p.a.	USD LIBOR 3M BBA	$(6,029)	$(2,702)
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922	%p.a.	USD LIBOR 3M BBA	$(8,100)	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855	%p.a.	USD LIBOR 3M BBA	$(4,121)	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875	%p.a.	USD LIBOR 3M BBA	$(4,213)	$(2,414)
RBS	12/1/2006	11/28/2008	11/28/2013	$100,000	4.78	%p.a.	USD LIBOR 3M BBA	$(3,778)	$(1,996)
HSH Nordbank	12/6/2006	12/8/2006	12/8/2009	$200,000	4.739	%p.a.	USD LIBOR 3M BBA	$(3,981)	$(3,388)
HSH Nordbank	12/6/2006	12/8/2009	12/8/2014	$400,000	4.855	%p.a.	USD LIBOR 3M BBA	$(9,913)	$(3,149)
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124	%p.a.	USD LIBOR 3M BBA	$(12,045)	$(8,440)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	%p.a.	USD LIBOR 3M BBA	$(6,681)	$(3,363)
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.745	%p.a.	USD LIBOR 3M BBA	$(18,516)	$(12,911)
RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775	%p.a.	USD LIBOR 3M BBA	$(6,836)	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	%p.a.	USD LIBOR 3M BBA	$(2,187)	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	%p.a.	USD LIBOR 3M BBA	$(2,405)	$(864)
EUROBANK	12/6/2007	12/10/2010	12/10/2015	$200,000	4.8125	%p.a.	USD LIBOR 3M BBA	$(2,124)	$825
EUROBANK	12/6/2007	12/10/2007	12/10/2010	$200,000	3.8925	%p.a.	USD LIBOR 3M BBA	$(2,704)	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975	%p.a.	USD LIBOR 3M BBA	$(8,274)	$(3,854)
CITI	11/2/2007	11/6/2010	11/6/2015	$250,000	5.1	%p.a.	USD LIBOR 3M BBA	$(5,871)	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	%p.a.	USD LIBOR 3M BBA	$(1,792)	$(281)
CITI	1/8/2008	1/10/2008	1/10/2011	$300,000	3.57	%p.a.	USD LIBOR 3M BBA	$(1,238)	$—
CITI	2/7/2008	2/11/2011	2/11/2016	$200,000	4.695	%p.a.	USD LIBOR 3M BBA	$(911)	$—
EUROBANK	2/11/2008	5/31/2011	5/31/2015	$200,000	4.755	%p.a.	USD LIBOR 3M BBA	$(1,204)	$—
Total fair value								$(112,923)	$(54,886)

11                                  Financial Instruments (continued)

The total fair value change of the interest rate swaps for the period January 1, 2008 to September 30, 2008, amounted to $58.0 million, and is included in “Other comprehensive loss”. There was no ineffective portion for the period of the hedge.

b.   Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt with the following details (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)		Fair Value September 30, 2008	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	%p.a.	USD LIBOR 3M BBA + 0.835	%p.a.	$496	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125	%p.a.	USD LIBOR 3M BBA + 0.855	%p.a.	$466	$(244)
Total fair value									$962	$(421)

The total fair value change of the interest rate swaps for the period from January 1, 2008 until September 30, 2008, amounted to $1.4 million, and is included in the Statement of Income in “Gain on fair value of derivatives”. The related asset of $1.0 million is shown under “Other non-current assets” in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until September 30, 2008, amounted to $0.1 million and is included in the Statement of Income in “Gain on fair value of derivatives”.

c.                             Foreign Currency Forward Contracts

The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 9, Lease Arrangements. Pursuant to the adoption of the Company’s risk management accounting policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately. The Company’s forward contracts ceased to qualify as hedging instruments under Statement No. 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 9, Lease Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in “Other Income (Expenses) net”.

11                                  Financial Instruments (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of Statement No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of Statement No. 157 did not have an impact on our fair value measurements.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of September 30, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contracts	$962	$—	$962	$—

	Fair Value Measurements as of September 30, 2008
Liabilities	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contracts	$112,923	$—	$112,923	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

12           Commitments and Contingencies

Commitments

The Company, as of September 30, 2008 and December 31, 2007, had outstanding commitments of $2,358.0 million and $2,726.3 million, respectively, for the construction of container vessels as follows:

Vessel	TEU	Contract Price	Outstanding Commitments as of September 30, 2008	Outstanding Commitments as of December 31, 2007
Zim Rio Grande	4,253	$63,800	$—	$44,660
Zim Sao Paolo	4,253	$63,800	$—	$51,040
Zim Kingston	4,253	$63,800	$38,280	$51,040
Hull 1673	4,253	$63,800	$38,280	$51,040
Hull 1698	4,253	$63,800	$44,660	$51,040
Hull 1699	4,253	$63,800	$44,660	$51,040
Hull S4001	6,500	$91,500	$45,750	$73,200
Hull S4002	6,500	$91,500	$54,900	$73,200
Hull S4003	6,500	$91,500	$54,900	$73,200
Hull S4004	6,500	$91,500	$73,200	$73,200
Hull S4005	6,500	$91,500	$73,200	$73,200
Hull N-214	6,500	$99,000	$79,200	$79,200
Hull N-215	6,500	$99,000	$79,200	$79,200
Hull N-216	6,500	$99,000	$79,200	$79,200
Hull N-217	6,500	$99,000	$79,200	$79,200
Hull N-218	6,500	$99,000	$79,200	$79,200
Hull N-219	3,400	$55,880	$39,116	$39,116
Hull N-220	3,400	$55,880	$39,116	$39,116
Hull N-221	3,400	$55,880	$39,116	$39,116
Hull N-222	3,400	$55,880	$39,116	$39,116
Hull N-223	3,400	$55,880	$39,116	$39,116
Hull Z00001	8,530	$113,000	$90,400	$90,400
Hull Z00002	8,530	$113,000	$90,400	$90,400
Hull Z00003	8,530	$113,000	$90,400	$90,400
Hull Z00004	8,530	$113,000	$90,400	$90,400
HN H 1022A	8,530	$117,500	$94,000	$94,000
Hull S-456	12,600	$166,166	$116,316	$132,933
Hull S-457	12,600	$166,166	$116,316	$132,933
Hull S-458	12,600	$166,166	$116,316	$132,933
Hull S-461	10,100	$145,240	$87,144	$116,192
Hull S-462	10,100	$145,240	$87,144	$116,192
Hull S-463	10,100	$145,240	$87,144	$116,192
Hull S-459	12,600	$166,166	$116,316	$132,933
Hull S-460	12,600	$166,166	$116,316	$132,933
	243,468	$3,450,750	$2,358,022	$2,726,281

12           Commitments and Contingencies (continued)

Contingencies

The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is expected to go down to zero during the fourth quarter of 2009, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended September 30, 2008.

The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and are expected to go down to zero during the fourth quarter of 2009, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.05 million in the period ended September 30, 2008.

During the second quarter of 2008, we recorded an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

13           Sale of Vessels

The “Gain on sale of vessels” of $14.9 million for the nine months ended September 30, 2008, reflects the sale of APL Belgium, Winterberg and Maersk Constantia, as described below.

On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

On January 25, 2008, the Company sold the Winterberg resulting in a net gain of $4.8 million.

On May 20, 2008, the Company sold the Maersk Constantia resulting in a net gain of $9.3 million.

14           Stockholders’ Equity

The Company established the Directors Share Payment Plan (the “Plan”). The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. As of September 30, 2008, two directors elected to receive in Company shares 100% and 50% of their compensation, respectively.

On the last business day of the second and the third quarter of 2008, rights to receive 1,065 shares and 1,579 shares, respectively, were credited to each Director’s Share Payment Account. As of September 30, 2008, $47.0 thousand were reported in “Additional Paid-in Capital”. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year.

On January 23, 2008, the Company declared dividends amounting to $0.465 per common share for the fourth quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on February 14, 2008, to all shareholders of record as of January 30, 2008. On April 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the first quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on May 14, 2008, to all shareholders of record as of April 30, 2008. On July 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the second quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on August 20, 2008 to all shareholders of record as of August 6, 2008.

15           Comprehensive Income/(Loss)

Other Comprehensive income/(loss) for the nine months ended September 30, 2008 and 2007, was $(66.8) million and $(4.9) million, respectively. The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. The amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset. Total comprehensive income/(loss) for the nine months ended September 30, 2008 and September 30, 2007 was $26.5 million and $73.6 million, respectively.

16           Discontinued Operations

From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13) and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income for the periods presented. The Company allocated to discontinued operations zero interest expense and $0.4 million for the nine months ended September 30, 2008 and September 30, 2007, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. In the second quarter of 2008, we recorded an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

The following table represents the revenues and net income from discontinued operations (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Operating revenues	$—	$—	$—	$6,515
Net Income/(loss)	$(38)	$(3)	$(1,560)	$92,174

16           Discontinued Operations (continued)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the condensed consolidated financial statements (unaudited) themselves, certain disclosures contained in Notes 4, Vessels and Note 6, Deferred Charges, have also been modified to reflect the effects of these reclassifications on those disclosures.

17           Assets Held for Sale

The Company classified the Asia Express as held for sale. It is the Company’s intention to dispose of the vessel. As at September 30, 2008, the book value of the vessel was $6.0 million and it has been reported as current asset. The proceeds from the sale of vessel classified as held for sale are expected to exceed its carrying value.

18           Subsequent Events

On October 24, 2008, the Board of Directors declared a dividend of $0.465 per common share for the third quarter of 2008 payable on November 19, 2008 to all shareholders of record as of November 5, 2008.

On October 26, 2008, the Company sold and delivered the vessel Asia Express, a 31-year old vessel, to an undisclosed and unrelated third party for approximately $10.2 million, resulting in a gain of approximately $3.4 million.

On October 31, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Deutsche Schiffsbank, Credit Suisse, and Emporiki Bank for a credit facility of up to $299.0 million in relation to pre and post-delivery financing for five new-building vessels, the HN 1698 (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and  the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the second quarter of 2010.

On November 3, 2008, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Kingston. The vessel is time chartered out for 12 years to one of the world’s major liner companies.